Board of Management

04045821

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 20 October 2004

SUPPL

RECEIVED
2004 NOV -1 A 10: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
NOV 0 2 2004
THOMSON
FINANCIAL

11/1

enclosure

PROCESSED
NOV 0 2 2004
THOMSON
FINANCIAL

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, The Netherlands

Vedior arranges new € 750 million revolving credit facility

For release at 8.00am on 20 October 2004

Vedior has mandated BNP Paribas and ING Bank N.V. to arrange a €750 million multicurrency revolving credit facility (the "**Facility**") split into a €600 million tranche with a 5 year maturity and a €150 million tranche with a 3 year maturity. The Facility will be used for general corporate purposes and for the refinancing of Vedior's existing debt, including the existing credit facilities dated 9 August 2000.

The Facility has been jointly underwritten by BNP Paribas and ING Bank N.V. who will invite a group of international banks to participate in the Facility.

Further information on the terms of the Facility will be announced upon conclusion of the agreement which is anticipated before the end of November 2004.

For further information, please contact:
Frits Vervoort, CFO +31 (0)20 573 5636